Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Astrata Group, Inc.
Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on June 27, 2005
(Registration No. 333-126143)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Astrata Group Incorporated (the “Company”) hereby applies for the withdrawal of registration statement on Form SB-2, File No. 333-126143, which was filed on June 27, 2005 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are as follows: the Company is in the process of obtaining new financing and redeeming the financing for the shares being registered in this SB-2 and will file a new SB-2 Registration Statement for the new financing. No sales of any of the Company’s securities have been completed.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

ASTRATA GROUP INC.

By:	/s/ Martin Euler

Martin Euler
Chief Executive Officer